Exhibit 3.1

Amendment No. 1

to the

Amended and Restated By laws

of

Conduit Pharmaceuticals Inc.

On November 15, 2024, the Board of Directors of Conduit Pharmaceuticals Inc., a Delaware corporation (the “Corporation”), approved and adopted the following amendment to the Corporation’s Amended and Restated By Laws (the “By Laws” or “Bylaws”), to be effective following the final adjournment of the Corporation’s 2024 annual meeting of stockholders.

1. Section 2.4 of the By Laws is deleted in its entirety and replaced with the following:

Section 2.4. Quorum. Except as otherwise provided by applicable law, the Corporation’s Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”) or these By Laws, one-third of the voting power of the stock outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business, except that when specified business is to be voted on by a class or series of stock voting as a class, one-third of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote on that matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to such matter. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2. Except as set forth herein, all other provisions of the Bylaws shall remain in full force and effect.